March 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Re:	Roots Real Estate Investment Community I, LLC
Offering Statement on Form 1-A POS
SEC Accession No. 0001493152-23-005943
Acceleration Request
Requested Date: March 2, 2023
Requested Time: 4:00 p.m. Eastern Time

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roots Real Estate Investment Community I, LLC (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A POS (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Michael Williams of Williams Business Law, LLC, counsel to the Company, to make such request on its behalf.

In connection with this acceleration request, the Company acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

We request that we be notified of the qualification of the Offering Statement by telephone call to Michael Williams at (470) 567-3411 or by email (mike@williamsbusinesslaw.com). Please direct any questions or comments regarding this acceleration request to Michael Williams at (470) 567-3411 or by email (mike@williamsbusinesslaw.com).

Sincerely yours,

Roots Real Estate Investment Community I, LLC

By:	Roots REIT Management, LLC
Its:	Manager

By:	/s/ Larry Dorfman
Name:	Larry Dorfman
Title:	Manager

cc:	Daniel Dorfman
Mel Myrie
(Roots Real Estate Investment Community I, LLC)
Michael P. Williams
(Williams Business Law, LLC)